UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 000-15688

NOMAD ROYALTY COMPANY LTD.

(Translation of registrant’s name into English)

1275 Av. Des Canadiens-de-Montreal, Suite 500

Montreal, Quebec H3B O4G

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated August 16, 2022
99.2	Notice of Change in Corporate Structure dated August 16, 2022
99.3	Certificate of Arrangement dated August 15, 2022
99.4	Early Warning Report for Sandstorm Gold Ltd. dated August 16, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: August 16, 2022	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer